EXHIBIT 12.1
COMMERCIAL VEHICLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
EARNINGS
Pre-tax income from operations	$4,662	$(97,834)	$(220,728)	$(4,836)	$85,795
Fixed charges	19,892	19,607	18,777	16,650	16,880
Capitalized interest	—	—	—	—	—

Earnings available for fixed charges	$24,554	$(78,227)	$(201,951)	$11,814	$102,675

FIXED CHARGES:
Interest expense (including debt issuance costs amortized to interest expense)	$16,834	$16,387	$15,389	$14,296	$15,147
Capitalized interest	—	—	—	—	—
Interest component of rent expense[1]	3,058	3,220	3,388	2,354	1,733

Total fixed charges	$19,892	$19,607	$18,777	$16,650	$16,880

Ratio of earnings to fixed charges[2]	1.23	(3.99)	(10.76)	0.71	6.08

[1]	For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental expense, approximately 20%, which management believes is representative of the interest component.

[2]	Earnings before fixed charges were inadequate to cover fixed charges by $97.8 million, $220.7 million and $4.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.